UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

William R. Cruz
TradeStation Group, Inc.
8700 West Flagler Street
Miami, Florida 33174
(305) 485-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 30, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

     (*)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 13

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF - I 1997 Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization Texas

	Number of	(7)	Sole Voting Power 8,978,738
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 8,978,738
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,978,738

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 20.2%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 13

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF - II 1997 Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization Texas

	Number of	(7)	Sole Voting Power 1,950,000
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 1,950,000
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 4.4%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 13

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons William R. Cruz

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization USA

	Number of	(7)	Sole Voting Power 10,928,838
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 10,928,838
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,928,838

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 24.5%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 13

Item 1. Security and Issuer.

Title of Securities:	Common Stock, $.01 par value (“Common Stock”)

Name and Address of Issuer:	TradeStation Group, Inc. (“Issuer”) 8700 West Flagler Street Miami, FL 33174

Item 2. Identity and Background.

Information with respect to WRCF-I 1997 Limited Partnership:

Name:	WRCF-I 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and
Principal Office:	5100 Westheimer Second Floor, Unit 17-A Houston, Texas 77056

Criminal Proceedings:	None. See information herein with respect to William R. Cruz, the sole shareholder, director, president and secretary of the Texas corporation which is the sole general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

Civil Proceedings:	None. See information herein with respect to William R. Cruz, the sole shareholder, director, president and secretary of the Texas corporation which is the sole general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

State of Organization:	Texas

Information with respect to WRCF-II 1997 Limited Partnership:

Name:	WRCF-II 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and
Principal Office:	5100 Westheimer Second Floor, Unit 18-A Houston, Texas 77056

CUSIP No. 89267P 10 5	Page 6 of 13

Criminal Proceedings:	None. See information herein with respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997 Limited Partnership, in which William R. Cruz is also a 99% limited partner. William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited Partnership.

Civil Proceedings:	None. See information herein with respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997 Limited Partnership, in which William R. Cruz is also a 99% limited partner. William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited Partnership.

State of Organization:	Texas

Information with respect to William R. Cruz:

Name:	William R. Cruz

Business Address:	TradeStation Group, Inc. 8700 West Flagler Street Miami, Florida 33174

Principal Occupation:	Co-Chairman of the Board and Co-Chief Executive Officer of TradeStation Group, Inc. (a provider of securities brokerage services and real-time analysis platforms and services), 8700 West Flagler Street, Miami, Florida 33174

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 7 of 13

Item 3. Source and Amount of Funds or Other Consideration.

     On December 29, 2000, the merger and combination of Omega Research, Inc. (now known as TradeStation Technologies, Inc.), a Florida corporation, and onlinetradinginc.com corp. (now known as TradeStation Securities, Inc.), a Florida corporation (the “Merger”), was completed pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 19, 2000, by and among TradeStation Group, Inc. (the “Issuer”), Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp. and Onlinetrading Acquisition Corporation, as amended (the “Merger Agreement”). As part of the Merger, Omega Research, Inc. became a wholly-owned subsidiary of the Issuer and each outstanding share of Omega Research, Inc. common stock, par value $.01, was automatically converted into one share of TradeStation Group, Inc. common stock, par value $.01 (“Common Stock”).

     As a result of the Merger, (i) the 7,206,554 shares of Omega Research, Inc. common stock owned by WRCF-I 1997 Limited Partnership were converted into 7,206,554 shares of Common Stock, (ii) the 1,950,000 shares of Omega Research, Inc. common stock owned by WRCF-II 1997 Limited Partnership were converted into 1,950,000 shares of Common Stock and (iii) the 100 shares of Omega Research, Inc. common stock owned by William R. Cruz were converted into 100 shares of Common Stock. Since the effective date of the Merger through May 8, 2002, WRCF-I 1997 Limited Partnership has purchased 1,772,184 shares of Common Stock, of which 1,500,000 shares were purchased on May 1, 2002, which purchase is described below.

     In conjunction with the Merger, WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership entered into a Voting Trust Agreement dated as of January 19, 2000 (the “Voting Trust Agreement”) by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee. Pursuant to the Voting Trust Agreement, all of the shares owned by the parties to the Voting Trust Agreement were required to be deposited into a voting trust. WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership had the right to direct the trustee of the voting trust how to vote their respective shares, except that with respect to the election of directors WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership, acting together and in conjunction with RLCF-I 1997 Limited Partnership (which is controlled by William R. Cruz’s brother, Ralph L. Cruz, by virtue of his being the sole shareholder of the Texas corporation which is the 1% general partner of the partnership) and RLCF-II 1997 Limited Partnership (which is controlled by Ralph L. Cruz by virtue of his directly and indirectly wholly-owning the Texas limited liability company that is the 1% sole general partner of the partnership), had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that five of the total

CUSIP No. 89267P 10 5	Page 8 of 13

of eight directors constituting the board of directors of the Issuer were designated by them. The other shareholders who were a party to the Voting Trust Agreement collectively had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that the remaining three directors of the Issuer were designated by those shareholders. On April 30, 2002, the Voting Trust Agreement was terminated pursuant to a Termination Agreement entered into by shareholders holding more than 67% of the shares of Common Stock then subject to the Voting Trust Agreement. A copy of such Voting Trust Agreement is filed herewith as Exhibit 3.

     On May 1, 2002, WRCF-I 1997 Limited Partnership purchased an aggregate amount of 1,500,000 shares of Common Stock from Tafazzoli Family Limited Partnership for $2,100,000 pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF- I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership. The source of the funds utilized by WRCF-I to purchase the shares was available cash in WRCF-I 1997 Limited Partnership’s investment accounts. WRCF-I did not borrow any funds for the purpose of purchasing the shares. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 4. The information included in Item 6 hereinbelow is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

     The shares of Common Stock acquired in the Merger were acquired as a result of the conversion of outstanding shares of Omega Research, Inc. common stock into shares of Common Stock pursuant to the Merger. As a result of the termination of the Voting Trust Agreement, WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership no longer have the power, acting in conjunction with RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership, to direct the vote of the shares that were subject to the Voting Trust Agreement such that they are able to designate five of the eight members of the board of directors of the Issuer. As a result, WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership are no longer members of a group within the meaning of Section 13(d) of the Act. See Item 3 above.

     On May 1, 2002, WRCF-I 1997 Limited Partnership purchased for investment purposes 1,500,000 shares of Common Stock from Tafazzoli Family Limited Partnership for $2,100,000 pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF- I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership.

     The Reporting Persons may consider the feasability and advisability of various courses of action with respect to their investment in the Issuer including, without limitation, acquiring from time to time beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Except as described in the preceding sentence, the Reporting Persons have no present plans that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 89267P 10 5	Page 9 of 13

Item 5. Interest in Securities of the Issuer.

Information with respect to WRCF-I 1997 Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002:

(i) On April 18, 2002, the limited partnership purchased 14,350 shares of Common Stock on the open market for $1.4304 per share;

(ii) On April 19, 2002, the limited partnership purchased 5,900 shares of Common Stock on the open market for $1.4685 per share;

(iii) On April 22, 2002, the limited partnership purchased 34,438 shares of Common Stock on the open market for $1.3465 per share;

(iv) On April 30, 2002, the Voting Trust Agreement to which the limited partnership was a party was terminated;

(v) On May 1, 2002, in Miami, Florida, the limited partnership purchased 1,500,000 shares of Common Stock from Tafazzoli Family Limited Partnership for $1.40 per share pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among the limited partnership, Tafazzoli Family Limited Partnership and RLCF-I 1997 Limited Partnership. A copy of such Stock Purchase Agreement is attached hereto as Exhibit 4;

(vi) On May 7, 2002, the limited partnership purchased 20,000 shares of Common Stock on the open market for $1.2450 per share; and

(vii) On May 8, 2002, the limited partnership purchased 36,496 shares of Common Stock on the open market for $1.3727 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Information with respect to WRCF-II 1997 Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997

CUSIP No. 89267P 10 5	Page 10 of 13

Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002: On April 30, 2002, the Voting Trust Agreement to which the limited partnership was a party was terminated. See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

Information with respect to William R. Cruz:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during the last 60 days through May 8, 2002: See information above regarding transactions during the last 60 days by WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, which became effective at the effective time of the Merger which was December 29, 2000 (the “Effective Time”), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time are subject to the terms of a voting trust. From and after the Effective Time, the former shareholders of Omega Research, Inc. (the “Omega Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election

CUSIP No. 89267P 10 5	Page 11 of 13

of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which were required to be independent directors, were designated by the Omega Group. The former shareholders of onlinetradinginc.com corp. (the “Online Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which was required to be an independent director, were designated by the Online Group. With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer was made, the voting trustee voted the shares owned by each shareholder who was a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares.

     The Voting Trust Agreement provided that the voting trust would dissolve upon the earliest of several possible dates, one of which was the date when the Issuer’s shareholders who were parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement executed a written instrument declaring the dissolution of the voting trust. On April 30, 2002, parties to the Voting Trust Agreement holding more than 67% of the shares then subject to the Voting Trust Agreement entered into a Termination Agreement dissolving and terminating the voting trust. A copy of such Termination Agreement is filed herewith as Exhibit 3.

     WRCF-I Limited Partnership entered into a Stock Purchase Agreement with Tafazzoli Family Limited Partnership and RLCF-I 1997 Limited Partnership (which is controlled by William R. Cruz’s brother, Ralph L. Cruz, who is the Co-Chief Executive Officer of the Issuer and after this purchase beneficially owned 24.2% of the outstanding shares of Common Stock of the Issuer) effective as of May 1, 2002. Pursuant to the Stock Purchase Agreement, WRCF-I 1997 Limited Partnership purchased 1,500,000 shares of Common Stock from Tafazzoli Family Limited Partnership for a purchase price of $1.40 per share. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

     1.     Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     2.     Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation

CUSIP No. 89267P 10 5	Page 12 of 13

Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     3.     Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (filed herewith).

     4.     Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership (filed herewith).

CUSIP No. 89267P 10 5	Page 13 of 13

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2002 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership (Name and Title)

May 10, 2002 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II, GP LLC, the general partner of WRCF-II 1997 Limited Partnership (Name and Title)

May 10, 2002 (Date)	/s/ William R. Cruz (Signature)

William R. Cruz, individually (Name and Title)